Jacu Coffee Inc

OFFERING STATEMENT



Issuer Name	Jacu Coffee Inc
Doing Business As	Jacu Coffee Inc
Offering Amount	$50,000.00 – $1,235,000.00
Security Type	Revenue Share + SAFE
Investment Multiple	2.0x
Revenue Share %	10.00%
Post-Money Valuation Cap	$39,000,000
Payments	Monthly, disbursed to investors quarterly
Security Interest	None
Personal Guaranty	None
First Payment	30 days after campaign end date

COMPANY OVERVIEW

Inspired by the symbiosis of the Jacu bird, Jacu Coffee seeks to disrupt the norm, granting roasters unmatched access to a coffee library of 200+ top-tier green coffee beans with a fully traceable history in our sales centers. Sale centers will open in Miami in November 2024 and London in March 2025.

The same sales team that purchased Jacu Coffee assets generated over $38M in sales in just 3 years has the same beans consistently ranked among the top 3% globally.

Jacu is targeting the Global Coffee Market, valued at $132B in 2024, and expected to reach $166.4B by 2029, growing at a CAGR of 4.72% from 2024-2029. The North American Green Coffee Market was valued at $8.62 billion in 2023 and is expected to grow at a 3.9% CAGR from 2024 to 2030 (Source).

Actual 2024 Quarter One Sales were $3.4M. Based on current data, sales are trending upward, with a 5.3% increase from Quarter One to Quarter Two, and a further 2.5% increase projected for Quarter Three. If this trend continues, sales may reach $3.77M in Quarter Four, representing a 12.1% increase from Quarter One.

By supporting our initiative, you're joining an endeavor to democratize access to premium green coffee beans and hopefully, revolutionize the coffee industry. With our beans potentially gracing the shelves of every coffee shop and supermarket, including major retailers like Whole Foods, we believe there is an unparalleled reach and impact for Jacu Coffee moving forward.

Our admiration for the Jacu bird reflects our core values — values that drive us to not only deliver exceptional coffee beans but also to make a positive impact on the world around us.

Company History
We work with over 175 coffee producers across Brazil, Ethiopia, Guatemala, and Honduras to supply premium beans to roasters, coffee shops, and more. Small coffee roasters can't access premium coffee beans because they need to commit to substantial quantities.

A great opportunity for coffee shops and roasters! Having a green bean coffee-tasting center in Miami will make it convenient for you to explore and taste a wide variety of high-end coffee beans from different countries without the need for extensive travel or large purchases. Being able to sample the beans before buying them will ensure that you can select the best beans that align with your business model. Additionally, having access to expert advice from SCA Certified staff will provide valuable insights and guidance. It's a convenient and efficient way to source high-quality coffee beans for your business.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Mark Molenda	Stock	20%
Minority Ownership (all less than 20% ownership)	Stock	80%

The above is the only ownership outstanding for the company. The ownership interests of a(n) CA Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Mark Molenda
Title: CEO
An entrepreneurial nomad. I have developed international franchise markets for Coca Cola, Dunkin', and UFC Gyms, To me, leadership signifies possessing the fortitude to embrace substantial challenges, to interrogate and redefine existing paradigms.

Rodrigo Souza
Title: Executive Vice President
As owner of a prominent coffee enterprise with operations both in Brazil and the United States, he holds the distinctive title of being the only African-descent individual to own such a business at this scale.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We're not just about roasting the perfect coffee anymore. We're expanding our horizons and bringing you a whole new coffee experience!

Introducing our Sales Centers and Tasting Studios. Here, we'll be offering our extensive library of over 200 green coffee beans to North American Roasters.

But that's not all. To make your coffee journey even more rewarding, our certified coffee Q-graders will be there to guide roasters through the tasting process at our studios. This ensures that you can sample and savor our mouth-watering coffees to the fullest.

But wait, the surprises don't end here... We're planning something even bigger. For the first time ever, we'll be offering coffee-tasting classes to the public!

Stay tuned for more updates! We can't wait to welcome you to our coffee community. Let the journey brew-gin!

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Creation of Sales Center	$1,245,000.00
Total	$1,245,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2023, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

● You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

● You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

● The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$1,235,000.00
Less: Intermediary Fee*	- $4,000.00	- $65,750.00
Net Proceeds	$46,000.00	$1,169,250.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001 - $250,000 = 6.0%, $250,001+ = 5.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Jacu Coffee Inc and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Jacu Coffee Inc ("Security Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are revenue share + SAFE, which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- The Company must pay the accrued payments on a quarterly basis (every three months), starting 30-days after the closing date of the offering.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has no current debt obligations.

FINANCIAL INFORMATION

See Exhibit D – Reviewed Financial Statements.

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. See Exhibit D for prior year financial statements reviewed by a public accountant.

Balance Sheet

ASSETS	2023	2024*
Cash & Equivalents	-	325,291
Accounts Receivable	-	-
Fixed Assets	7,674,140	7,782,019
Other Assets	2,013,943	1,860,000
TOTAL ASSETS	**9,688,083**	**9,967,310**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	-	-
LT-Debt Payable	-	-
TOTAL LIABILITIES	**-**	**-**
Retained Earnings	9,688,083	9,618,590
Net Income	-	348,720
TOTAL OWNER'S EQUITY	**9,688,083**	**9,967,310**
TOTAL LIABILITIES & EQUITY	**9,688,083**	**9,967,310**

Income Statement

INCOME	2023	2024*
Total Revenue	-	3,412,925
Cost of Goods Sold	-	2,613,950
GROSS PROFIT	**-**	**798,975**
Operating Expenses	858	450,255
NET INCOME	**(858)**	**348,720**

Statement of Cash Flows

	2023	2024*
NET INCOME (LOSS)	(858)	348,720
CASH FLOW ACTIVITIES		
Net Cash from Operations	-	88,446
Net Cash from Investing	-	(111,875)
Net Cash from Financing	858	-
NET INCREASE (DECREASE) IN CASH	-	325,291

* - Through 03/31/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Most Recent Year End
Total Assets	9,688,083
Cash & Equivalents	-
Accounts Receivable	-
Short-Term Debt	-
Long-Term Debt	-
Revenue	-
Cost of Goods Sold	-
Taxes Paid	-
Net Income	(858)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        i) at the time of the filing of this offering statement bars the person from:

                a) association with an entity regulated by such commission, authority, agency or officer;
                b) engaging in the business of securities, insurance or banking;
                c) engaging in savings association or credit union activities; or

        ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

        i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

        ii) places limitation on the activities, functions or operations of such person;

        iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

        i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
        ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities

Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

THIS AGREEMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

1. SAFE + REVENUE SHARING AGREEMENT

THIS CERTIFIES THAT in exchange for the payment by (the "Investor") of (the "Purchase Amount") on or about Jacu Coffee Inc, a Delaware Corporation (the "Company"), hereby issues to the Investor the right to certain units of the Company's Designated Series B Preferred Stock which is non-voting, non-participating, and no dividend payment shares , subject to the terms set forth below;

FURTHER, THIS CERTIFIES THAT, in exchange for the Purchase Amount, the Company hereby promises to pay to the order of the Investor, in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below;

WHEREAS, the Company has filed an Offering Statement on Form C (the "Offering Statement") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "Offering") of rights under this Agreement (the "Securities") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) and non-accredited investors.

WHEREAS, the Company has engaged Honeycomb Portal LLC crowdfunding portal (the "Portal"), which is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Securities are being offered through the Portal in minimum increments of Five Hundred Dollars ($500.00) for a target offering amount of Fifty Thousand Dollars ($50,000) (the "Target Amount") and a maximum offering amount of One Million Two Hundred and Thirty-Five Thousand Dollars ($1,235,000) (the "Maximum Amount"). A maximum of Two Million (2,000,0000) shares of Series B Preferred Stock is available to investors under the SAFE + Revenue Sharing Agreements through the Honeycomb portal.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions

a. "Agreement" means the SAFE + Revenue Sharing Agreement.
b. Broad Members means the Board of Directors the Company.
c. "Capital Stock means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Series B Preferred Stock."
d. "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as

defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, a Change of Control does not include a reorganization to change the Company's domicile.

e. "Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all stock of Capital Stock on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (A) this Agreement, (B) all other Safes, and (C) convertible promissory notes; and (2) all units of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

f. "Designated Lead Investor" means a purchaser of an Agreement designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Sections 10 and 13.

g. "Distribution" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, members of the Board or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase stock

upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

h. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

i. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post- money valuation.

j. "Gross Revenues" means all of the Company's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

k. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

l. "Investor" means all of the purchasers of SAFE + Revenue Sharing Agreement in the crowdfunding offering of which this Agreement is a part.

m. "Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan, (ii) this Agreement, (iii) all other Safes, and (iv) convertible promissory notes.

n. "Liquidity Event" means a Change of Control or an Initial Public Offering.

o. "Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

p. "Measurement Period" means the period of time with respect to which a payment is made.

q. "Payment Start Date" means one hundred and eighty days (180) after the Effective Date, except in the case of a Permitted Deferral.

r. "Permitted Deferral" is defined in Section 3(a) hereof.

s. "Post Money Valuation Cap" is $39,000,000 which represents the valuation at which an Investor's Purchase Amount would convert into stock following a Conversion Event (see section 11 "Conversion Events").

t. "Pro-Rata Share" or an Investor's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Agreements issued to such Investor, and the denominator of which is the total amount of the Agreement issued in this offering.

u. "Repayment Amount" means an amount that is 2x the amount of the Purchase Amount.

v. "Revenue Percentage" means 10%.

w. "Safe" means an instrument containing a future right to units of Capital Stock, similar in form and content to this Agreement, purchased by investors for the purpose of funding the Company's business operations.

x. "Safe Preferred Stock" means the shares of Preferred Series B Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Series B Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

y. "Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

z. "Series B Preferred Stock" means the shares of a series of Preferred Stock issued to the Investors investing new money in the Company in connection with the initial closing of the Equity Financing.

aa. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this Agreement with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships "MFN" Amendment Provision. If the Company issues any Subsequent Convertible Securities prior to termination of this Agreement, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor . In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this Agreement, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this Agreement to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

2. <u>Repayment Amount Terms.</u>

a. This Agreement is issued as part of a group of identical Agreements issued to a number of Investors in the offering.
b. The Agreement will be considered paid in full and this Agreement will terminate when the Company has paid the Investor the Repayment Amount, except in the Event of a Default, in which the Company will owe Investor additional amounts as set forth herein.
c. The interest rate on this Agreement is a function of the time it takes the Company to repay the Repayment Amount. To the extent allowed under applicable law, the Repayment Amount will not be considered interest under state usury laws.

3. <u>Payments.</u>

a. Beginning on the Payment Start Date, the Company shall make quarterly payments to the Investor until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 1 of such payments upon notice to the Investor (each, a "Permitted Deferral")
b. The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.
c. The Company will make the payment to the Investor hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.
d. All payments under this Agreement shall be applied to reduce the Repayment Amount.

e.   Pro Rata Payments. All payments will be made pro rata among all of the Investors.

4. Prepayment.

a.   The Company may pay off all of the Repayment Amount in its entirety at any time by paying the Investors any unpaid part of the Repayment Amount for all of the Agreements. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Investors based on the amount of their Payment Amount to the Company.

5. Characterization of Investment.

a.   The Parties agree that they shall treat the revenue share part of this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. Sharing of Payments.

a.   If the Investor shall obtain any payment from the Company, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Agreement in excess of its Pro-Rata Share of such payments, the Investor shall remit the excess amount to the Company to be shared ratably with the other Investors.

7. Default.

Each of the following events shall be an "Event of Default" hereunder:

a.   Other than with respect to a Permitted Deferral, the Company fails to pay any of the outstanding principal amount due under this Agreement on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Agreement on the date the same becomes due and payable or within five business days thereafter;

b.   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any company action in furtherance of any of the foregoing; or

c.   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

d.   Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by the Investor pursuant to applicable law.

8. Parity with Other Agreements.

a.   The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all Agreements issued in the same offering. In the event that the Company is obligated to repay the Agreements and does not have sufficient funds to repay all the Agreements in full, payment shall be made to the holders of the Agreements on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

9. Waiver.

a.   The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

10. Conversion Events

a.   **Equity Financing**. If there is an Equity Financing before the termination of this Agreement, on the initial closing of such Equity Financing, this Agreement will automatically convert into convert into the greater of: (1) the number of shares of Series B Preferred equal to the Purchase Amount divided by the lowest price per share of the Series B Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 10(a):

   i.   The Investor or the Designated Lead Investor, if any, will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

b.   **Liquidity Event.** If there is a Liquidity Event before the termination of this Agreement, this Agreement will automatically be entitled to receive a portion of the Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Repayment

Amount (the "Cash- Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Repayment Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

i.   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction

(A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

1. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

    a. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock;

    b. On par with payments for other Safes and/or Preferred Unit, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Series B Preferred Stock in proportion to the full payments that would otherwise be due; and

    c. Senior to payments for Common Stock

2. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

ii.   In connection with Section 11(b)(i), the Repayment Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this Agreement ("Senior Preferred Holders") and (ii) the Investor and holders of other Agreements (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of units of Common Stock equal to the remaining unpaid Repayment Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Repayment Amounts payable to the Cash- Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Repayment Amount divided by the Liquidity Price.

c. **Dissolution Event.** If there is a Dissolution Event before this Agreement expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's Certificate of Incorporation (the "Senior Preferred Holders' Payment") and (ii) second an amount equal to the Repayment Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Repayment Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Board, are insufficient to permit the payment to the Cash-Out Investors of their respective Repayment Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Repayment Amounts they would otherwise be entitled to receive pursuant to this Section 11(c).

d. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this Agreement from the Investor for the greater of (i) the Repayment Amount and (ii) the fair market value of this Agreement, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the units of Safe Preferred Units the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of units of Safe Preferred Stock by the Conversion Price and is referred to as the

"Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

e. **Termination.** In addition to Section 2(b), this Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Agreement) upon either (i) the issuance of stock to the Investor pursuant to Section 10(a) or Section 10(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 10(b)(i) or Section 10(c); or (iii) the payment of the Repurchase Value; provided, however, the provisions of Section 10(d) will continue after such payment to the extent necessary to enforce the provisions of Section 10(d) in the event an Equity Financing occurs within three months after the Repurchase; provided, further, that Section 10(e) shall survive any such termination.

11. Company Representations

a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current Certificate of Incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Units issuable pursuant to Section 11.

e. To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

12. Investor Representations

a. The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this Agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Agreement and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

13. Miscellaneous

a. Any provision of this Agreement may be amended, waived or modified as follows: any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

b. Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the address provided by such party to Honeycomb Portal LLC., as subsequently modified by written notice, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified.

c. The Investor is not entitled, as a holder of this Agreement, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to the Investor as such, any of the rights of a stockholder of the Company or any right to vote for the election of members of the Board or upon any matter submitted to stockholder at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until stock have been issued upon the terms described herein.

d. Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

e. In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

f. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

g. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's jurisdiction of formation. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

h. The Investor hereby authorizes the Company to make any withholding required by law. The Investor agrees to provide to the Company a Form W-9 or comparable form.

i. This Agreement is not effective until the Company has accepted the Investor's subscription.

j. With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Stock by the Investor, the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Mark Molenda

_____

Mark Molenda

Jacu Coffee Inc



EXHIBIT D – OFFICER CERTIFICATE

Jacu Coffee Inc
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Jacu Coffee Inc Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position from inception to December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 15, 2024

JACU COFFEE INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Inventory	1,997,943	-
Marketing supplies	16,000	
Total Current Assets	2,013,943	-
Non-Current Assets:		
Fixed assets - net	8,600	-
Intangible assets	7,665,540	
Total Non-Current Assets	7,674,140	-
TOTAL ASSETS	9,688,083	-
LIABILITIES AND EQUITY		
Current Liabilities:		
	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Share capital - common stock	-	-
Share capital - preferred stock	9,688,083	-
Additional Paid In Capital	858	-
Accumulated Deficit	(858)	
TOTAL EQUITY	9,688,083	-
TOTAL LIABILITIES AND EQUITY	9,688,083	-

JACU COFFEE INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,023	2,022
Operating Expenses		
General and Administrative	858	-
Total Operating Expenses	858	-
Total Loss from Operations	(858)	-
Net Income (Loss)	(858)	-

JACU COFFEE INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(858)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(858)	-
INVESTING ACTIVITIES	-	-
	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Additional Paid In Capital	858	-
Net Cash provided by (used in) Financing Activities	858	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

JACU COFFEE INC STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount		
Beginning balance at 1/1/22	-	-	-	-	-	-
Issuance of Stock					-	-
Additional Paid in Capital					-	-
Net income (loss)					-	-
Ending balance at 12/31/22	-	-	-	-	-	-
Issuance of Stock	18,625,000	-	9,000,000	9,688,083	-	9,688,083
Additional Paid in Capital	-	858	-	-	-	858
Net income (loss)	-	-	-	-	(858)	(858)
Ending balance at 12/31/23	18,625,000	858	9,000,000	9,688,083	(858)	9,688,083

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Jacu Coffee Inc ("the Company") was formed in Delaware on November 15, 2023. The Company plans to earn revenue from sales of imported green coffee beans and other soft - commodities. Jacu Coffee Inc acquired the Jacu Coffee brand from Adrenaline Productions LLC DBA Jacu Coffee in November 2023 for a purchase price of 9 million shares of preferred stock in Jacu Coffee Inc. The Company's headquarters is in Kent, Delaware. Jacu Coffee leverages its expertise with over 175+ coffee producers to offer fully traceable green coffee beans to roasters across North America.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations, but will likely realize profits upon commencement due to the well-established market of Jacu Coffee whose assets the company has acquired. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has no cash balance as of December 31, 2023.

Inventory

On November 17, 2023, the Company entered into an Asset Purchase Agreement (the "Agreement") to acquire certain assets, including inventories, from Adrenaline Productions LLC DBA Jacu Coffee in exchange for

9,000,000 preferred stock of the Company. The transaction was assessed in accordance with Accounting Standards Codification (ASC) 805, Business Combinations and determined to be an asset acquisition. Since the consideration is purely non-cash, ASC 805 requires that assets acquired be recognized at their fair values as of the acquisition date. In accordance with ASC 805, the Company recognized the fair value of inventories acquired under the Agreement as of the acquisition date.

Inventory consisted primarily of green coffee beans. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 amounted to $1,997,943.

Property and Equipment

The Agreement also included the purchase of equipment. Since the consideration for the purchase is purely non-cash, ASC 805 requires that assets acquired be recognized at their fair values as of the acquisition date. In accordance with ASC 805, the Company recognized the fair value of equipment acquired under the Agreement as of the acquisition date. The fair value of equipment acquired under the Agreement was determined based on various factors, including market prices for similar assets, condition, and remaining useful life. Appropriate valuation techniques were applied to estimate the fair value, considering inputs such as replacement cost and market comparables.

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Initial Recognition	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Coffee Equipment	5	8,600	-	-	8,600
Grand Total	**-**	**8,600**	**-**	**-**	**8,600**

Intangible Assets

The Agreement also included the purchase of intangible assets which consist primarily of trademarks, brand names, social media assets, customer lists, producer lists, and marketing plans. Since the consideration for the purchase is purely non-cash, ASC 805 requires that assets acquired be recognized at their fair values as of the acquisition date. In accordance with ASC 805, the Company recognized the fair value of intangible assets acquired under the Agreement as of the acquisition date. The fair value of intangible assets acquired under the Agreement was determined based on various factors, such as market comparables, projected cash flows, and the useful life of the assets.

Further, ASC 350 requires that intangible assets with finite useful lives be and amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but are subject to impairment testing at least annually.

The Company assesses intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such impairment exists, the Company recognizes an impairment loss for the amount by which the carrying value exceeds the fair value of the asset. There was no impairment for December 31, 2023.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Initial Recognition	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Trademark	Indefinite	3,600	-	-	3,600
Brand Name and Social Media	Indefinite	3,000,000			3,000,000
Customer List	Indefinite	3,141,940			3,141,940
Producer List	Indefinite	1,475,000			1,475,000
Marketing Plans	Indefinite	45,000			45,000
Grand Total	**-**	**7,665,540**	**-**	**-**	**7,665,540**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling green coffee beans to roasters across North America and roasted coffee to luxury hotels, cruise ship lines, and Michelin restaurants. All sales are made on 30-to-90 day payments options with purchase orders. Payment terms are usually a part of the purchase requirements of the Company.

The Company's primary performance obligation is to deliver fully traceable green coffee beans to its customers. Revenue is recognized at the time the coffee beans leave the warehouse.

<u>General and Administrative</u>

General and administrative expenses consist of formation costs.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding debts or liabilities as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 75,000,000 of common shares with no par value. 18,625,000 stocks were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2023, no dividends had been declared.

The Company has authorized 12,000,000 of preferred shares with no par value. 9,000,000 stocks were issued and outstanding as of 2023.

The rights and preferences of the preferred shares are to be designated by the Company's Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.